Dennis Brovarone

ATTORNEY AND COUNSELOR AT LAW

18 Mountain Laurel Drive

Littleton, CO 80127

Phone 303 466 4092 / Fax 303 466 4826

Email: dbrovarone@aol.com

July 3, 2012

Ajay Koduri, Attorney-Advisor

Kathleen Krebs, Special Counsel

U.S. Securities and Exchange Commission

Re: ChineseInvestors.Com, Inc.

Form Amendment No 3 to S-1 Filed June 4, 2012

File No, 333-1792012

Dear Mr. Koduri and Ms Krebs:

This correspondence responds to the staff comments dated June 29, 2012 and our telephone conversation of this morning. This response letter is being transmitted via EDGAR on this date.

The following reproduces each of the staff’s comments followed by our supplemental response.

General

1. We have considered the legal opinion from Indiana counsel you provided to us with your response letter dated June 25, 2012. Please revise your disclosure to explain that the company's board of directors can approve and implement a stock split (forward or reverse) without shareholder approval and without an amendment to your articles of incorporation that is filed with the Secretary of State. Also discuss that Indiana corporate law does not place any time limits on shareholder authorization (if it is obtained) for the board of directors to act upon a stock split. Discuss in the description of your securities and in a new risk factor the implications to shareholders of the board of director's power to implement changes to your capitalization and number of outstanding shares without shareholder approval, including dilution and anti-takeover implications. Discuss other types of material corporate transactions or amendments to the articles of incorporation that the company's board of directors may adopt without shareholder approval due to the fact that neither Indiana corporate law nor the company's governing documents require shareholder approval.

RESPONSE: We wish to clarify that our Board of Directors does not have the power to increase or decrease the authorised capital stock. The action taken was only with respect to the outstanding common stock and did not change the authorized stock. We have added the following risk factor and disclosure to the Description of Securities section:

Risk Factor:

Our Board of Directors has broad powers to effect corporate actions affecting the Company's outstanding capitalization without shareholder approval that may cause reduce the number of shares held by the shareholders or reduce their ownership percentage.   The Company’s articles of incorporation do not enumerate any matters for which shareholder approval is required. The Indiana Business Corporations Act requires shareholder vote and approval of: the election of the board of directors; amendments to the articles of incorporation including changes to authorized capital; the merger of an Indiana corporation into another entity; the sale of all or substantially all of the assets of corporation; or the dissolution and winding up of the corporation. The authority to effect other corporate actions not specifically requiring shareholder approval is vested with Board of Directors. Such corporate actions may taken without shareholder approval and include the acquisition or disposition of assets, the issuance of common stock or other securities for any consideration approved by the Board of Directors; the granting of anti-dilution and anti-takeover provisions and the effectuation of a forward or reverse split of the outstanding common stock. All such corporate actions may adversely affect the corporation’s outstanding capitalization and as result the number of shares held after a reverse split may be reduced and in the event of stock issuances, each existing shareholder’s percentage ownership would decrease.

Ajay Koduri, Attorney-Advisor

Kathleen Krebs, Special Counsel

U.S. Securities and Exchange Commission

July 3, 2012

Description of Securities:

The Company’s articles of incorporation do not enumerate any matters for which shareholder approval is required. The Indiana Business Corporations Act requires shareholder vote and approval of: the election of the board of directors; amendments to the articles of incorporation including changes to authorized capital; the merger of an Indiana corporation into another entity; the sale of all or substantially all of the assets of corporation; or the dissolution and winding up of the corporation. The authority to effect other corporate actions not specifically requiring shareholder approval is vested with our Board of Directors. Such corporate actions may taken without shareholder approval and include the acquisition or disposition of assets, the issuance of common stock or other securities for any consideration approved by the Board of Directors; the granting of anti-dilution and anti-takeover provisions and the effectuation of a forward or reverse split of the outstanding common stock. All such corporate actions may adversely affect the corporation’s outstanding capitalization and as result the number of shares held after a reverse split may be reduced and in the event of stock issuances, each shareholder’s percentage ownership would decrease.

On or about September 8,2011 the Company effected a reverse split all of its outstanding common stock and options reducing outstanding shares eight (8) down to one (1).  While shareholder approval of the reverse split was not required, the Board of Directors had been authorized to declare a reverse split by the shareholders of the Company at a shareholders meeting held on July 5, 2004 at such point in the future as determined by the Board of Directors. The Company’s articles of incorporation and Indiana corporate law are silent regarding advance authorization of any corporate action, including a reverse split and the Indiana Business Corporations Act vests the Board of Directors with all corporate powers not otherwise limited by the articles or statute for the advance authorization without subsequent shareholder approval.  While shareholder approval was not required, the approval of the holders of 78% of the common stock then outstanding were present at the July 5. 2004 meeting and confirmed the advance authorization.  The Company has no other pending advance authorizations.

2. Please clarify when the 8-for-1 reverse stock split was effective. We note the inconsistent dates you disclose in various filings as follows:

•	"On September 8, 2010, in the second quarter of FY 2012" (on page 11 of the Form 10-Q for the quarter ended August 31, 2011);

•	"On September 8, 2010, in the third quarter of FY 2012" (on page 11 of the Form 10- Q for the quarter ended February 29, 2012; on page F-23 of the Form S-1/A filed June 4, 2012);

•	"On September 8, 2011, in the second quarter of FY 2012" (on page F-10 of the Form S-1/A filed December 27, 2011);

•	"[O]n or about October 6, 2011" (on page 17 of the Form S-1/A filed December 27, 2011; on page 20 of the Form S-1/A filed June 4, 2012); and

•	"During the third quarter of the year ended May 31, 2012" (on page F-12 of the Form S-1/A filed June 4, 2012)

RESPONSE: We have corrected the date to September 8, 2011 in all instances in the S-1.

Thank you for your assistance and we look forward to hearing back from the Staff as soon as possible.

Sincerely,

/s/ Dennis Brovarone

Legal Counsel